BARNETT & LINN
ATTORNEYS AT LAW
1600 E. Florida Avenue, Suite 214 • Hemet, CA 92544
www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

January 27, 2021

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Katheryn Jacobson, Staff Accountant

Re:	Powerdyne International, Inc. (“Registrant” and/or “Company”)
Amendment No. 5 to Registration Statement on Form 10
Filed on October 6, 2020
File No. 000-53259

Gentlepersons:

The Registrant hereby files its Amendment No. 5 to Registration Statement on Form 10 (“Amendment No. 5”). The Amendment No. 5 has been revised in accordance with the Commission’s oral comment on January 26, 2021

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 5 “marked to show changes”, and our response below corresponds to the oral comment.

Executive Compensation, page 12

1.	In accordance with your comment, we have added information regarding “Executive Compensation” for the year ended December 31, 2020.
2.	We have also updated the “Outstanding Equity Awards at Fiscal Year End” section on page 12 to “2020”.

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

Barnett & Linn
William B. Barnett
WBB: lg
cc/ Mr. O’Rourke, CEO